# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalEthos, Inc., CIK 0001174891
CUSIP: 91678P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001493152-24-050489
Filed by CIK 0001892498
Persons authorized to receive notices and communications: Sean Paul Fontenot, 1202 Walnut Avenue, Long Beach, California (CA), 90813, 714-855-8100

## Reporting persons
- FONTENOT SEAN PAUL (CIK 0001892498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CalEthos, Inc.
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782

## Item 2. Identity and Background
Name of person filing: This Second Amendment to the Schedule 13D filed on March 14, 2024, as amended on December 17, 2024 (the "First Amendment"), is being filed by Sean Paul Fontenot (the "Reporting Person").
Residence or business address: The Reporting Person's address is 1202 Walnut Avenue, Long Beach, CA 90813.
Present principal occupation or employment: The Reporting Person is a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable, as this constitutes an exit filing (see Item 4 disclosure).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this Second Amendment to correct certain inadvertent omissions in the First Amendment regarding the Reporting Person's beneficial ownership of the Issuer's securities. Specifically, the Reporting Person disposed of his entire beneficial ownership of the securities of the Issuer pursuant to the Acquisition Agreement (as defined in Item 6). As such, this Second Amendment constitutes an exit filing for the Reporting Person.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0 Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Right to dividends or proceeds of sale: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 7, 2024, the Reporting Person entered into an Acquisition Agreement (the "Acquisition Agreement") with SFO IDF LLC ("SFO") pursuant to which SFO acquired from the Reporting Person all of the securities of the Issuer beneficially owned by the Reporting Person. The Acquisition Agreement is attached as Exhibit 2 to this Second Amendment.

Other than the agreements previously described on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Exchange Agreement, dated December, 15, 2024, filed with the First Amendment.
Exhibit 2 - Acquisition Agreement, dated September 7, 2024.

## Signatures
- FONTENOT SEAN PAUL: /s/ Sean Paul Fontenot, Sean Paul Fontenot (04/01/2026)